Exhibit 5
DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 12, 2009 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the six months ended June 30, 2009 and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex (“Amex”) under the symbol “DNN”.
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a global portfolio of exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia and the United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and six months ended June 30, 2009 and 2008.

	Three Months ended	Three Months ended	Six Months ended	Six Months ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2009	2008	2009	2008

Results of Operations:
Total revenues	$13,372	$31,713	$35,370	$49,894
Total expenses	24,671	34,352	56,959	58,639
Net other income (expense)	(7,186)	(10,742)	(1,559)	(8,516)
Net income (loss)	(18,215)	(13,756)	(19,542)	(24,218)
Basic and diluted earnings (loss) per share	(0.07)	(0.07)	(0.08)	(0.13)

	As at June 30,	As at December 31,
	2009	2008

Financial Position:
Working capital	$93,872	$34,655
Long-term investments	17,999	10,691
Property, plant and equipment	746,394	717,433
Total assets	966,392	884,933
Total long-term liabilities	$151,926	$248,947
RESULTS OF OPERATIONS
General
Revenues
Uranium sales revenue for the three months ended June 30, 2009 was $7,258,000. Sales from U.S. production were 30,000 pounds U3O8 at an average price of $61.75 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $49.59 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $564,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
For the six months ended June 30, 2009, uranium sales revenue totaled $27,596,000 consisting of sales of 255,000 pounds U3O8 from U.S. production at an average price of $65.53 per pound and sales of 196,000 pounds U3O8 from Canadian production at an average price of $49.75 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $1,092,000 for the six months.
Uranium sales revenue for the three months ended June 30, 2008 totaled $28,998,000 from the sale of 100,000 pounds U3O8 from U.S. production at an average price of $83.13 per pound and the sale of 271,950 pounds U3O8 from Canadian production at an average sales price of $50.96 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $6,737,000.
For the six months ended June 30, 2008, uranium sales revenue totaled $45,176,000 consisting of sales of 150,000 pounds U3O8 from U.S. production at an average price of $85.50 per pound and sales of 418,950 pounds of Canadian production at an average price of $58.18 per pound. Amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI totaled $7,642,000.
During the quarter, the Company sold 506,000 pounds of vanadium as blackflake at an average price of $3.67 per pound and 18,000 pounds as ferrovanadium at an average price of $8.75 per pound. Total vanadium sales revenue was $2,018,000. No vanadium was sold in the previous periods.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison marketed its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”) until the end of 2008. Commencing in 2009, Denison markets its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.
In addition to the contract noted above, the Company currently has four other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production up to a total of 6.5 million pounds with a minimum of the lesser of 50% of production or 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound. The third contract is for delivery of 1,000,000 pounds of U3O8 from U.S. and Canadian production over a period of five years beginning in 2011. The price under the contract is a combination of an escalated base price and published market price indicators at the time of delivery subject to escalated floors and ceilings. The fourth contract is for 20% of annual production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. The purchase price per pound is based on industry standard terms. The agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions.
Revenue from the environmental services division was $2,843,000 for the three months ended June 30, 2009 and $4,187,000 for the six months ended June 30, 2009 compared to $1,354,000 and $2,495,000 for the comparable 2008 periods. Revenue from the management contract with Uranium Participation Corporation was $1,247,000 for the three months ended June 30, 2009 and $1,542,000 for the six months ended June 30, 2009 compared to $1,347,000 and $2,186,000 in the same periods in 2008.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 1,024,000 pounds U3O8 for the three months ended June 30, 2009 and 1,769,000 pounds U3O8 for the six months ended June 30, 2009 compared with 1,157,000 pounds U3O8 for the three months ended June 30, 2008 and 1,748,000 pounds U3O8 for the six months ended June 30, 2008. Denison’s 22.5% share of production totaled 230,000 and 398,000 pounds in the second quarter and six months respectively in 2009 and 260,000 and 393,000 pounds respectively in 2008.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs and production royalties are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the three months ended June 30, 2009 were $40.66 (CDN$47.45) per pound U3O8 including $23.92 (CDN$27.92) per pound U3O8 for amortization, depletion and depreciation costs and for the six months ended June 30, 2009 were $43.95 (CDN$52.99) per pound U3O8 including $24.09 (CDN$29.05) per pound U3O8 for amortization, depletion and depreciation costs. Canadian production costs for the three months ended June 30, 2008 were $47.56 (CDN$48.04) per pound U3O8 including $31.54 (CDN$31.86) per pound U3O8 for amortization, depletion and depreciation costs and for the six months ended June 30, 2008 were $54.14 (CDN$54.54) including $33.13 (CDN$$33.38) per pound U3O8 for amortization, depletion and depreciation costs.
Uranium inventory from Canadian production was 224,000 pounds U3O8 at June 30, 2009.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years until June 30, 2017. The eight-year term is a first for the Canadian uranium mining industry.
Subsequent to the quarter, the Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to grant the McClean Lake operating licence. The ARG are challenging the legality of the new licence, primarily on the basis of issues related to the Federal and Provincial governments’ duty to consult with Aboriginal people. The legal review process will not impact operations directly.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Production at the White Mesa mill from conventional ore was 114,000 pounds U3O8 for the three months ended June 30, 2009 and 422,000 pounds U3O8 for the six months ended June 30, 2009. In the comparable periods in 2008, production was 62,000 pounds U3O8 for the three months and 114,000 pounds U3O8 for the six months primarily from alternate feed material as the mill did not begin processing conventional ore until April 28, 2008. The Company also produced 370,000 and 501,000 pounds V2O5 for the three months and six months ended June 30, 2009 respectively.
The mill was shut down for 29 days for scheduled maintenance and the processing of conventional ore restarted on April 23, 2009. Processing of conventional ore ceased near the end of May upon reaching the 2009 revised targets. Processing of alternate feed material began in early June using the newly constructed alternate feed circuit. At June 30, 2009, a total of 95,800 tons of conventional ore are on the stockpile at the mill containing approximately 359,000 pounds U3O8. The Company also has approximately 848,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at June 30, 2009.
Production costs for processing conventional ore for the three months ended June 30, 2009 totaled $73.85 per pound U3O8 and vanadium equivalent including $32.20 per pound amortization, depletion and depreciation and for the six months ended June 30, 2009 were $76.20 per pound U3O8 and vanadium equivalent including $40.58 per pound amortization, depletion and depreciation.
Inventory from U.S. production was 330,000 pounds U3O8 and 1,180,000 pounds V2O5 at June 30, 2009.
Operating costs for the six months ended June 30, 2009 include a write-down of $183,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $2,551,000 in the three-month period ended June 30, 2009 and $3,905,000 for the six months ended June 30, 2009 and $1,513,000 and $2,520,000 in the comparable periods in 2008.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $335,000 for the three months ended June 30, 2009 compared with $999,000 for the same period in 2008. For the six months ended June 30, 2009, sales royalties and capital tax totaled $688,000 compared with $1,808,000 for the same period in 2008. The decrease is due primarily to lower sales volumes during the current periods. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices until late in 2009.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Zambia and Mongolia. For the three months ended June 30, 2009, exploration expenditures totaled $2,502,000 compared to $3,729,000 for the three months ended June 30, 2008. For the six months ended June 30, 2009, exploration expenditures totaled $4,579,000 compared to $10,238,000 for the six months ended June 30, 2008.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. Denison is also participating in a total of 31 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $1,753,000 of which $1,576,000 was expensed in the statement of operations for the three months ended June 30, 2009 and totaled $3,968,000 of which $3,432,000 was expensed in the statement of operation for the six months ended June 30, 2009. For the three months ended June 30, 2008, exploration spending totaled $2,758,000 of which $2,546,000 was expensed and totaled $9,168,000 of which $8,474,000 was expensed for the six months ended June 30, 2008.
Exploration expenditures of $913,000 and $1,130,000 for the three months and six months ended June 30, 2009 ($1,098,000 for the three months and $1,421,000 for the six months ended June 30, 2008) were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
General and Administrative
General and administrative expenses were $3,531,000 for the three months and $7,853,000 for the six months ended June 30, 2009 compared with $4,113,000 and $7,676,000 for the three months and six months ended June 30, 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $(7,186,000) for the three months and $(1,559,000) for the six months ended June 30, 2009 compared with $(10,742,000) and $(8,516,000) for the three months and six months ended June 30, 2008. This consists primarily of foreign exchange losses and interest expenses on the Company’s debt facilities.
Other expense included interest incurred on company indebtedness of $740,000 and $1,434,000 for the three months and six months ended June 30, 2009 compared to $516,000 and $520,000 for the three months and six months ended June 30, 2008.
Income Taxes
The Company has provided for a current tax recovery of $1,616,000 and for a future tax recovery of $1,990,000. The current tax recovery relates primarily to the anticipated carryback of tax losses generated in 2009 to prior tax years totaling $1,599,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
Outlook for 2009
Mining and Production
Canada
No open pit mining activities are projected in 2009 at McClean Lake in northern Saskatchewan. Test mining using the bore hole mining technique, that has been the subject of three years of development, will continue in 2009.
At June 30, 2009, the McClean Lake mill ore stockpile had approximately 287,000 tonnes of ore containing 4,640,000 pounds U3O8, with the Company’s share being 1,044,000 pounds U3O8. Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,380,000 pounds U3O8, of which Denison’s share is 761,000 pounds.
Development of the Midwest and Caribou projects has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current market for uranium. The regulatory process for both projects will be continued as well as the engineering for Midwest. This will enable the projects to be advanced to the stage that they are ready to be developed quickly when the economic conditions improve.
United States
Three mines are operating on the Colorado Plateau with production from the Pandora, West Sunday and Beaver mines. Production from the mines in operation is being hauled to Denison’s White Mesa mill. Four mines remain on active care and maintenance including the Topaz, Rim and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex. The conditions of these mines are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices sufficient to justify re-opening the mines.
At the Arizona 1 mine, located in northeastern Arizona, Denison anticipates the receipt of the air quality permit later this year. Mine development is expected to commence shortly after with full production rates to be reached within six months.
The White Mesa mill processed conventional ore until late May, 2009 except for a 29 day shut down for scheduled maintenance. Processing of conventional ore at the mill has now ceased and will not resume until early next year. The construction of the new $5.3 million alternate feed circuit is complete and the circuit began processing material in mid-June. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. The Company expects to produce 0.5 to 0.6 million pounds of U3O8 and 0.5 million pounds of V2O5 at the White Mesa mill in 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Sales
The Company expects to be in a position to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 500,000 to 600,000 pounds from U.S. production. It also anticipates selling 1.5 million pounds of vanadium.
Exploration1
Athabasca Basin
In the Athabasca Basin, Denison is participating in 33 exploration projects, primarily located in the southeast part of the Basin. Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly, Waterfound and McClean projects. This summer, 6 holes totalling 955 metres in aggregate were drilled by ARC at McClean. No significant mineralization was intersected. Denison has recently completed a drill program of 11 holes totalling approximately 5,200 metres on its 60% owned Wheeler River project. The Phoenix Zone discovery at Wheeler River has been extended with significant mineralization now present over a distance of over 1,000 metres and remains open along and across strike. Drill hole WR-273 intersected 6.0 metres of high-grade pitchblende at the unconformity grading 62.60% U3O8 from 405.0 m to 411.0 m. This mineralization is similar to that of the McArthur River orebodies, and occurs in a similar geological environment. Plans are underway for a major 2010 program utilizing two rigs with one full time dedicated to delineation drilling of this exciting discovery.
During the third quarter, drilling programs will be commenced on the Company’s Ford Lake and Brown Lake projects. Resistivity programs are planned for Ford Lake, Moore Lake and Wheeler properties, as well as other field programs on other projects.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $7,700,000.
Mongolia
In April 2009, the GSJV exploration licences were extended for a three-year period. Upon confirmation of the extension of the licences in early July, a limited exploration drilling and development program for the area of the initial test ISR well fields began. No exploration work was carried out during the quarter.
Zambia
Denison submitted its Environmental Report for review by the Environmental Council of Zambia during the second quarter. Subsequent to the quarter, the mining licence and radioactive licence applications were submitted. Work for the balance of the year will focus on the receipt of the necessary licences and permits to move forward. Core relogging and detailed field mapping was undertaken to better understand the geologic controls of the mineralizing fluids at this property. Several high quality and isolated drill intersections of the Mutanga grade and mineralogy are being evaluated in detail prior to proposing follow up drilling.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $33,440,000 at June 30, 2009 compared with $3,206,000 at December 31, 2008. The increase of $30,234,000 was due primarily to expenditures of $23,190,000 for property, plant and equipment, and cash used in operations of $32,628,000 financed by proceeds from investment sales of $3,222,000 and the issue of new common shares of $184,915,000 less reduction in debt obligations of $100,252,000.

[1]
Analytical work was carried out and reported by the SRC (Saskatchewan Research Council) using industry standard analytical procedures. The technical information related to the exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 26, 2009 and filed under the Company’s profile on the SEDAR website.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Net cash used in operating activities was $32,628,000 during the six months ended June 30, 2009. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $18,254,000 in inventories, and a decrease in accounts payable and accrued liabilities of $13,289,000. The increase in inventories consists primarily of a decrease in ore in stockpile, offset by increased concentrate inventories as a result of increased inventory levels from year end. The decrease in accounts payable and accrued liabilities is the result of decreased activity in the period.
Net cash used in investing activities was $20,498,000 consisting primarily of expenditures on property, plant and equipment of $23,190,000 and proceeds from investment sales of $3,222,000.
Net cash from financing activities consisted of $184,915,000 from the issue of common shares and a reduction of debt obligations of $100,252,000.
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $30,234,000 during the quarter.
The Company has in place a $125,000,000 revolving term credit facility with a term to June 30, 2011. There is currently no debt outstanding under this facility except $6,933,000 of the line is currently used as collateral for certain letters of credit. The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The Company is required to maintain certain financial covenants on a consolidated basis. The facility is subject to a standby fee of 60 to 75 basis points. As of the date hereof, the Company is in compliance with all covenants.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the three and six month periods ended June 30, 2009 or 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC for the periods noted:

	Three months	Three months	Six Months	Six Months
	Ended	Ended	Ended	Ended
(in thousands)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$505	$385	$800	$1,001
Commission fees on purchase and sale of uranium	742	962	742	1,185

Total fees earned from UPC	$1,247	$1,347	$1,542	$2,186

At June 30, 2009, accounts receivable includes $890,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation
In June 2009, Denison completed definitive agreements with Korea Electric Power Corporation (‘KEPCO”). The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58 million common shares of Denison representing approximately 17% of the issued capital outstanding and one representative from KEPCO has been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At August 12, 2009, there were 339,720,415 common shares issued and outstanding, stock options outstanding to purchase a total of 10,817,350 common shares and warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 360,102,680 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. There was no impact to the Company’s financial statements from the adoption of this standard.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period and no impairment adjustments were required.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.
In 2008, the Company undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas were reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.
The IFRS diagnostic study also identified key system and business process areas that will be addressed as part of the conversion project. These include: the development of an accounting policy manual that defines the Company’s IFRS accounting policies; identification of the significant financial data required from the Company’s financial systems in order to define the transition adjustments and produce IFRS financial statements on an on-going basis; possible system modifications; and maintenance of effective disclosure controls and controls over financial reporting throughout the IFRS transition period.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form dated March 26, 2009, in the Company’s annual MD&A dated March 18, 2009 and the Short Form Prospectus dated June 15, 2009 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.